Sichenzia Ross Friedman Ference LLP

61 Broadway   New York NY 10006
Tel 212 930 9700 Fax 212 930 9725   www.srff.com



November 21, 2007

Janice McGuirk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Tradings.Net, Inc.
      Amendment No. 2 to Offering Statement on Form 1-A
      Filed October 4, 2007
      File No. 24-10180

Dear Ms. McGuirk:

This firm represents Tradings.Net, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's amended Offering Statement on Form 1-A. Below please find our responses to your November 1, 2007 comment letter:

Item 2. Distribution Spread

1.   We reissue comment #4 from our July 31,2007 letter. Please provide all of the information required in the table. See Model B to the Form 1-A, Item 2. of Offering Circular.

      Response

      We have revised the Offering Statement to provide all of the information required in the table.

Management's Discussion and Analysis

Liquidity and Capital Recourses, page 12

2.   Please disclose whether Mr. Gottesman and Mr. Yoni Kaymen had any affiliation or relationship with the company or its management. If so, please explain.

Response

We have revised the Offering Statement to state that neither Mr. Gottesman nor Mr. Kaymen have any affiliation or relationship with the company or its management.

3.   With respect to counsel's response #12 in its letter dated October 2, 2007, we note that "a copy of the relevant agreement terms were never generated, but <u>attached hereto</u> as an engagement transmittal provided by Bank of America..." (emphasis added). We cannot locate this document. Please file the document as an exhibit as required and revise your Exhibit Index to reflect the filing of such.

Response

We have revised the Exhibit Index and provided a copy of the engagement transmittal provided by Bank of America.

Result of Operations

Years Ended December 31, 2006 and 2005, page 13

4.   The $314,383 gross profit for the traditional stock and private label division disclosed in the second paragraph, combined with the $796,442 gross profit for the Internet sales division disclosed in the third paragraph, does not equal the $819,783 total gross profit disclosed in the first paragraph and the reasons are unclear. Please advise or revise.

Response

The adjustment disclosed in Amendment No. 2, page 13, "Results of Operations – Years Ended December 31, 2006 and 2005", first paragraph, resulted in a $291,042 reduction in gross profit for the year ended December 31, 2006. This change affected gross profit for the Traditional Stock and Private label Divisions, and was not reflected in the third paragraph. We have revised the third paragraph accordingly

5.   Please clarify your disclosure in the fourth paragraph regarding the current outstanding balance of $85,849.98 under the Bank of America line of credit to reconcile with the June 30, 2007 balance sheet amount of $89,352.

Response

The fourth paragraph has been revised to reconcile with the June 30, 2007 balance sheet amount of $89,352.

Financial Statements, page 20

6.   Each of the financial statements for the year ended December 31, 2006 should be labeled as "restated". Please revise.

Response

The financial statements for the year ended December 31, 2006 have been revised so that they are now labeled as "restated."

7.   Please reconcile the balances of total stockholders' equity at December 31, 2006 as stated in the balance sheet on page F-1 and the statement of stockholders' equity on page F-4.

Response

The balances of total stockholders' equity at December 31, 2006 as stated in the balance sheet and the statement of stockholders' equity have been reconciled.

8.   Please provide a note to the financial statements that explains and quantifies the revisions that were made to the December 31, 2006 financial statements. Refer to paragraph 26 of SPAS 154 and paragraph 26 of APB Opinion 9.

Response

A note has been added to the financial statements to explain and quantify the revisions that were made to the December 31, 2006 financial statements.

9.   Please provide a subsequent events footnote to the June 30, 2007 financial statements disclosing the August 15, 2007 refinancing and the terms of the new notes payable.

Response

A subsequent events note has been added to the June 30, 2007 financial statements to disclose the August 15, 2007 refinancing and the terms of the new notes payable.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,



Yoel Goldfeder